UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499005 10 6

(CUSIP Number)

Chinh Chu

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Wilson S. Neely, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE CAPITAL PARTNERS VI L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,502,694
	8	Shared voting power 0
	9	Sole dispositive power 56,502,694
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,502,694
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.1%
14	Type of reporting person (see instructions) PN

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 28,666
	8	Shared voting power 0
	9	Sole dispositive power 28,666
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 28,666
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01%
14	Type of reporting person (see instructions) PN

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI ESC L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 344,000
	8	Shared voting power 0
	9	Sole dispositive power 344,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 344,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.09%
14	Type of reporting person (see instructions) PN

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,502,694
	8	Shared voting power 0
	9	Sole dispositive power 56,502,694
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,502,694
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 499005 10 6

1	Names of reporting persons BMA VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,502,694
	8	Shared voting power 0
	9	Sole dispositive power 56,502,694
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,502,694
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 499005 10 6

1	Names of reporting persons BCP VI SIDE-BY-SIDE GP L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 372,666
	8	Shared voting power 0
	9	Sole dispositive power 372,666
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 372,666
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person (see instructions) OO

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE HOLDINGS III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,875,360
	8	Shared voting power 0
	9	Sole dispositive power 56,875,360
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,875,360
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%
14	Type of reporting person (see instructions) PN

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE HOLDINGS III GP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,875,360
	8	Shared voting power 0
	9	Sole dispositive power 56,875,360
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,875,360
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%
14	Type of reporting person (see instructions) PN

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,875,360
	8	Shared voting power 0
	9	Sole dispositive power 56,875,360
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,875,360
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%
14	Type of reporting person (see instructions) OO

CUSIP No. 499005 10 6

1	Names of reporting persons THE BLACKSTONE GROUP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,875,360*
	8	Shared voting power 0
	9	Sole dispositive power 56,875,360*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,875,360*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%*
14	Type of reporting person (see instructions) PN

*	Does not include 35,461 restricted stock units directly held by Blackstone Management Partners L.L.C.

CUSIP No. 499005 10 6

1	Names of reporting persons BLACKSTONE GROUP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,875,360*
	8	Shared voting power 0
	9	Sole dispositive power 56,875,360*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,875,360*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%*
14	Type of reporting person (see instructions) OO

*	Does not include 35,461 restricted stock units directly held by Blackstone Management Partners L.L.C.

CUSIP No. 499005 10 6

1	Names of reporting persons STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,875,360*
	8	Shared voting power 0
	9	Sole dispositive power 56,875,360*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 56,875,360*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%*
14	Type of reporting person (see instructions) IN

*	Does not include 35,461 restricted stock units directly held by Blackstone Management Partners L.L.C.

This Amendment No. 2 to Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”), and further amends the statement on Schedule 13D filed on August 16, 2012, as amended by Amendment No.1 thereto (the “Amended Schedule 13D,” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5(a) – (b) of the Schedule 13D is hereby deleted and the following substituted in lieu thereof:

As reported in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on February 28, 2013, all outstanding shares of the Issuer’s Series A-1 Preferred Stock mandatorily converted to Class A Common Stock pursuant to the terms of the Certificate of Designations. As a result, as of the date hereof, the Blackstone Funds beneficially own, in the aggregate, 56,875,360 shares of Class A Common Stock.

The penultimate paragraph of Item 5(a) – (b) of the Schedule 13D is hereby deleted and the following substituted in lieu thereof:

The calculation of the percentage of shares of Class A Common Stock beneficially owned by each Reporting Person is based on 374,779,671 shares of Class A Common Stock outstanding as reported in the Amendment No.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on May 10, 2013.

The response to Item 5(c) of the Schedule 13D is hereby amended and the following substituted in lieu thereby.

Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013

BLACKSTONE CAPITAL PARTNERS VI L.P.
By:	Blackstone Management Associates VI, L.L.C., its general partner
	By:	BMA VI, L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.
By:	BCP VI Side-by-Side GP, L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI ESC L.P.
By:	BCP VI Side-by-Side GP, L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By:	BMA VI, L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley

Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman